EXHIBIT 21

SUBSIDIARIES OF HOOPER HOLMES, INC.

Subsidiary Name	State of Incorporation	Business Name
Heritage Labs, LLC	Kansas	Heritage Labs, LLC
Hooper Distribution Services, LLC.	New Jersey	Hooper Distribution Services, LLC
Hooper Information Services, Inc.	New Jersey	Hooper Information Services, Inc
Mid-America Agency Services, Incorporated	Nebraska	Mid-America Agency Services, Incorporated
TEG Enterprises, Inc.	Nebraska	TEG Enterprises, Inc.